April 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811- 22900 and 333-216456
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811- 22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds” and each a “Fund”), please find BREIF I’s Amendment No. 1 (the “BREIF I Amendment”) and BREIF II’s Amendment No. 1 (the “BREIF II Amendment”, and together with the BREIF I Amendment, the “Amendments”) to the above referenced registration statements of BREIF I and BREIF II originally filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2017, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Registration Statements”), filed today with the Commission through the Commission’s electronic data gathering, analysis and retrieval system.

In addition, we are providing the following responses to the oral comment received on April 18, 2017 from the staff of the Commission (the “Staff”), relating to the Registration Statements. The Funds responded to earlier comments from the Staff relating to the Registration Statements in a letter dated April 13, 2017 and the Amendments reflect the changes to the Registration Statements described in that letter. For convenience of reference, the comment of the Staff has been reproduced herein.

1.	We note the Fund discloses it may engage in transactions involving total return swaps. Total return swaps are senior securities for purposes of Section 18. For Section 18 purposes, where a fund engages in a total return swap, the fund will need to set aside an appropriate amount of liquid assets. See generally Investment Company Act Release No. 10666 (April 18, 1979). In addition, please note the Commission has issued a release proposing to update Section 18. See Investment Company Act Release No. 31933 (December 11, 2015). Accordingly, please be aware the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as total return swaps and leverage, which could impact the manner in which the Fund operates.

The Funds confirm that they set aside an appropriate amount of liquid assets to cover total return swaps. The Funds acknowledge that the Commission may issue new rules or guidance with respect to the use of derivatives, including total return swaps.

Should you have any questions or comments, please feel free to call Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Acceleration Request

Each of the Funds, pursuant to Rule 461 under the Securities Act, hereby requests that the effective date of each of the above-referenced Registration Statements be accelerated so that each Registration Statement may become effective at 4:00 p.m., Eastern Standard Time, on April 27, 2017, or as soon thereafter as practicable.

Very truly yours,

Blackstone Real Estate Income Fund
Blackstone Real Estate Income Fund II

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Chief Compliance Officer and Secretary

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